Exhibit 99.1

NuCana Announces First Patients Enrolled in Phase Ib Study of NUC-3373 in

Advanced Colorectal Cancer

NuTide:302 Study Will Evaluate NUC-3373 in Combination with Other Agents Typically

Administered with 5-FU

Edinburgh, United Kingdom, November 1, 2018 (GLOBE NEWSWIRE) – NuCana plc (NASDAQ: NCNA) announced the first patients have been enrolled in the NuTide:302 Study. This study is evaluating NUC-3373 in combination with other agents typically administered with 5-fluorouracil (5-FU) in patients with advanced colorectal cancer. NUC-3373 is NuCana’s ProTide transformation of the active anti-cancer metabolite of 5-FU.

The NuTide:302 study was preceded by the first-in-human Phase I study (NuTide:301) of single-agent NUC-3373 in patients with advanced solid tumors. Initial results from NuTide:301 were presented in October 2018 at the European Society for Medical Oncology (ESMO) Congress in which NUC-3373 was observed to have had durable single-agent anti-cancer activity in patients who had exhausted all current standards of care. Furthermore, NuCana believes NUC-3373 demonstrated potential safety and dosing administration advantages as compared with 5-FU. In that study, three patients achieved durable Stable Disease with responses lasting more than nine months at the time of data cutoff. Both dosing regimens were observed to be well tolerated with no unexpected adverse events (AEs). Of particular note, no patients developed hand-foot syndrome, a common and debilitating side effect of fluoropyrimidine treatment.

Hugh Griffith, NuCana’s Chief Executive Officer, stated: “NUC-3373 is our second product candidate developed from our proprietary ProTide technology. The goal, as with all our ProTides, is to significantly improve the efficacy and safety of commonly used anti-cancer agents. We believe NUC-3373 has the potential to replace 5-FU as the standard of care in the treatment of a wide range of cancers and we are pleased to have enrolled the first patients in this combination study.”

NuTide:302 is a two-part study of NUC-3373 administered every two weeks as an intravenous (IV) infusion. In part 1, NUC-3373 will be combined with leucovorin, with a plan to enroll 12 patients. In part 2, NUC-3373, with or without leucovorin, will be studied in separate combinations with oxaliplatin, oxaliplatin plus bevacizumab, oxaliplatin plus panitumumab and irinotecan, and irinotecan plus cetuximab, with six patients planned per cohort. The primary objective of the study is to identify a recommended dose of NUC-3373 in combination with standard agents used in treating advanced colorectal cancer. The study will also make a preliminary assessment of the anti-tumor activity of the combinations.

More information about this study may be found at: https://clinicaltrials.gov/ct2/show/NCT03428958.

About NuCana plc

NuCana® is a clinical-stage biopharmaceutical company focused on significantly improving treatment outcomes for cancer patients by applying our ProTide™ technology to transform some of the most widely prescribed chemotherapy agents, nucleoside analogs, into more effective and safer medicines. While these conventional agents remain part of the standard of care for the treatment of many solid tumors, their efficacy is limited by cancer cell resistance mechanisms and they are often poorly tolerated. Utilizing our proprietary technology, we are developing new medicines, ProTides, designed to overcome key cancer resistance mechanisms and generate much higher concentrations of anti-cancer metabolites in cancer cells. Our most advanced ProTide candidates, Acelarin® and NUC-3373, are new chemical entities derived from the nucleoside analogs gemcitabine and 5-fluorouracil, respectively, two widely used chemotherapy agents. Acelarin is currently being evaluated in three clinical studies, including a Phase Ib study for patients with biliary tract cancer, a Phase II study for patients with ovarian cancer and a Phase III study for patients with pancreatic cancer. NUC-3373 is currently in a Phase I study for the potential treatment of a wide range of advanced solid tumors and a Phase Ib study for patients with advanced colorectal cancer.

Forward-Looking Statements

This press release may contain “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are based on the beliefs and assumptions and on information currently available to management of NuCana plc (the “Company”). All statements other than statements of historical fact contained in this press release are forward-looking statements, including statements concerning the potential advantages of NUC-3373, the Company’s plans to conduct a Phase Ib study of NUC-3373 in patients with advanced colorectal cancer, the Company’s other planned and ongoing clinical studies for the Company’s product candidates, including Acelarin, NUC-3373 and NUC-7738; the initiation, enrollment, timing, progress, release of data from and results of those planned and ongoing clinical studies; and the utility of prior preclinical and clinical data in determining future clinical results. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other comparable terminology. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to, the risks and uncertainties set forth in the “Risk Factors” section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2017 filed with the Securities and Exchange Commission (“SEC”) on March 22, 2018, and subsequent reports that the Company files with the SEC. Forward-looking statements represent the Company’s beliefs and assumptions only as of the date of this press release. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, levels of activity, performance or achievements. Except as required by law, the Company assumes no obligation to publicly update any forward-looking statements for any reason after the date of this press release to conform any of the forward-looking statements to actual results or to changes in its expectations.

For more information, please contact:

NuCana plc

Hugh S. Griffith

Chief Executive Officer

T: +44 131-357-1111

E: info@nucana.com

Westwicke Partners

Chris Brinzey

T: +1 339-970-2843

E: Chris.brinzey@westwicke.com

RooneyPartners

Marion Janic

T: +1 212-223-4017

E: mjanic@rooneyco.com